October 4, 2013

VIA EDGAR

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance (Mail Stop 4720)

100 F Street N.E.

Washington, D.C. 20549

Re:	Nile Therapeutics, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed September 27, 2013

File No. 001-34058

Dear Mr. Riedler:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 4, 2013 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the Preliminary Proxy Statement.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety in bold type, with the Company’s response set out immediately underneath it in regular type.

We note your disclosure that your proposed reverse stock split will have the effect of providing an increased number of shares available for issuance, thereby providing you with a sufficient number of authorized shares to allow you to issue shares to stockholders of Capricor, Inc. in connection with your merger with Capricor. Please disclose whether you currently have, or do not have, any plans with respect to the increased number of authorized shares of common stock available for issuance in excess of those issuable in connection with the merger. If such plans exist, please disclose all material information.

The Company does not have any current plans for the issuance of additional shares beyond those to be issued in connection with the merger with Capricor. The Company proposes to revise its disclosure on page 44 in the first bullet paragraph under the subheading “Reasons for the Reverse Stock Split and Share Reduction,” as follows (marked to show changes from the disclosure in the Preliminary Proxy Statement):

Jeffrey P. Riedler

October 4, 2013

•	Increase in Shares Available for Issuance. Because the reduction in the number of authorized shares of our common stock and preferred stock is not being effected on a 1-for-100 basis, the reverse stock split will have the effect of providing us with an increased number of shares of common stock available for issuance. However, other than the shares of common stock to be issued in connection with the Merger, we currently do not have any plans or understandings with respect to the issuance of the additional shares that would be authorized for issuance if Proposal No. 1 is approved by our stockholders.

If Staff determines that the foregoing proposed revised disclosure is adequate to address the comment, the Company confirms that it will include such revised disclosure in its definitive proxy statement.

* * *

On behalf of the Company, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (612) 492-7369 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Christopher J. Melsha

Christopher J. Melsha

Attorney

Direct Dial: 612.492.7369

Email: cmelsha@fredlaw.com

cc:	Ms. Amy Reischauer, Esq., Division of Corporation Finance

Mr. Daron Evans, Chief Financial Officer, Nile Therapeutics, Inc.